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June 10, 2013

VIA EDGAR TRANSMISSION

AND BY ELECTRONIC MAIL

Russell Mancuso, Esq., Jay Mumford, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Gardner Denver, Inc.
Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A
Filed June 5, 2013
File No. 001-13215

Dear Messrs. Mancuso and Mumford:

I am writing on behalf of Gardner Denver, Inc. (“Gardner Denver” or the “Company”), in response to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated June 3, 2013 (the “Comment Letter”) relating to the above-referenced amended preliminary proxy statement on Schedule 14A (the “Amended Preliminary Proxy Statement”), and the follow-up conversation I had with Mr. Mumford on June 7, 2013 (the “June 7 Conversation”) relating to the Comment Letter. Set forth below are Gardner Denver’s responses to the concerns discussed during the June 7 Conversation.

Russell Mancuso, Esq., Jay Mumford, Esq.

June 10, 2013

Attached to this letter are proposed revisions to the Amended Preliminary Proxy Statement in response to concerns discussed during the June 7 Conversation. Capitalized terms used but not defined herein have the meaning given to such terms in the Amended Preliminary Proxy Statement.

Follow-Up Related to Comment 4 from the Comment Letter

Comment 4: If your disclosure does not reflect all of your financial advisor’s analyses, please tell us how you selected which analyses to omit.

Response: Goldman Sachs advised the Company that Goldman Sachs does not view the research analyst expectations and target prices on page 14 of the confidential materials prepared by Goldman Sachs and presented to the Board of Directors of the Company on March 7, 2013 (the “Research Analyst Estimates”) as a financial analysis performed by Goldman Sachs because the Research Analyst Estimates are publicly available information and no financial analysis was performed on them by Goldman Sachs as part of its work for the Company.

Follow-Up Related to Comment 6 from the Comment Letter

Comment 6: Please address that part of comment 14 that asked you to tell us whether your proxy statement disclosure of projections includes all of your projections that the financial advisor used in preparing its analyses.

Response: The Company has reviewed its Updated Forecasts and has modified the disclosure on page 58 of the Proxy Statement to reflect cash flows from operations in years 2013 through 2017, as well as capital expenditures for those same years. The Company believes that the Updated Forecasts table in conjunction with the revised disclosures represent a fair and accurate summary of the projections provided by the Company to Goldman Sachs in connection with its analyses.

***

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-2116 or Stephen F. Arcano at (212) 735-3542.

Very truly yours,

/s/ Richard J. Grossman
Richard J. Grossman

Enclosure

cc:	Michael M. Larsen

Brent A. Walters, Esq.

Stephen F. Arcano, Esq.